Mail Stop 3561

October 4, 2007

Robert Coallier, Chief Financial Officer
Dollarama Group Holdings L.P.
5430 Ferrier, Montreal
Québec H4P 1M2
CANADA

Re: **Dollarama Group Holdings L.P. and co-registrant**
        Amendment No. 1 to Registration Statement on Form S-4
        Filed September 5, 2007
        File Nos. 333-143444 and -01
        Dollarama Group L.P.
        Form 10-K for the Fiscal Year Ended February 4, 2007
        Filed May 2, 2007
        Forms 10-Q for the Quarters Ended May 6, 2007 and August 5, 2007
        Filed June 20, 2007 and September 19, 2007, respectively
        File Nos. 333-134550

Dear Mr. Coallier:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Prospectus Summary, page 1

1. We note your response to comment 3 in our letter dated June 28, 2007. In that response, you state that "given the complexity of our corporate structure and the recent change to our fiscal year, we do not agree that revising the Prospectus Summary by removing all defined terms in the second italicized paragraph would make the disclosure clearer or more concise." Nevertheless, you should construct

your Prospectus Summary section so that you are able to convey the basic aspects of your structure and transaction without relying on defined terms. Please revise or advise. For example, you state that "references to 'we,' 'us,' and 'our' refer to Dollarama Group Holdings L.P. and its consolidated subsidiaries, including Dollarama Group Holdings Corporation, Dollarama Group L.P. and Dollarama Corporation." Please tell us why you believe this disclosure, with these defined terms, is clearer than if you stated that Dollarama Group Holdings L.P. is your parent company and Dollarama Group Holdings Corporation, Dollarama Group L.P., and Dollarama Corporation are your consolidated subsidiaries.

Risk Factors, page 14

2. We note your response to comment 8 in our letter dated June 28, 2007. Again, your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky, and these factors should not be generic or contain boilerplate language that could apply to any issuer or any offering. In this regard, please address the following:

- In the second full risk factor on page 20, you state that your financial performance is sensitive to changes in Canada's economy impacting consumer spending. Please discuss how this risk applies to you in a manner in which it does not also apply to any other issuer.

- In the second full risk factor on page 23, you state that fluctuations in the value of the Canadian dollar in relation to the United States dollar may impact your financial condition, results of operations, and the comparability of your results between periods. In this regard, please discuss any recent fluctuations or trends in exchange rates that pose a material risk to you.

- Please consider separating the first full risk factor on page 20 and the last risk factor beginning on page 22 into multiple and distinct risk factors.

Because several of our directors and officers reside in Canada, you may not…, page 17

3. We note your response to comment 10 in our letter dated June 28, 2007. Please tell us whether your officers, directors, controlling persons, and experts have agreed to accept service of process in any suit, action, or proceeding with respect to any or all aspects of this offering. If not, please consider disclosing this risk and making it a separate risk factor.

An increase in the cost or a disruption in the flow of our imported goods…, page 19

4. We note your response to comment 13 in our letter dated June 28, 2007. In that response, you state that you are providing the six listed items as examples of how there could be either an increase in the cost or a disruption in the flow of imported goods. Please disclose whether you consider any of these items to materially affect your current operations or are materially likely to affect your future operations. If not, please disclose this fact.

If we lose the services of our senior executives who possess specialized…, page 23

5. We note your response to comment 14 in our letter dated June 28, 2007. In your new disclosure, you state that the loss of some or all of your "key personnel, particularly the named executives…." Please disclose specifically the senior executives whose services are so valuable to you that losing them would divert management resources, which could adversely affect your operating results. In this regard, it appears that your key personnel include more than just your named executives. If so, please disclose which other management members are key personnel. Also, please discuss how the diversion of management resources could adversely affect your operation results in a material manner.

The Exchange Offer, page 28

Expiration Date; Extensions; Amendments, page 29

6. We note your responses to comments 20 and 21 in our letter dated June 28, 2007. In your responses to those comments, you provide revised disclosure in which you disclose one example of a circumstance in which you will delay acceptance of any outstanding notes. Also, you inform us that you may amend or extend the terms of the exchange offer if you are not satisfied with the number of securities tendered. First, please disclose in your document that you may amend or extend the terms of the exchange offer if you are not satisfied with the number of securities tendered. Additionally, please disclose all of the circumstances under which you would delay, extend, amend, or terminate the offer.

Conditions to the Exchange Offer, page 33

7. We note your response to comment 22 in our letter dated June 28, 2007. In your revised disclosure, you state that you may terminate or amend the exchange offer if any action, proceeding, or litigation seeking to enjoin, make illegal, or delay completion of the exchange offer, or otherwise relating in any manner to the exchange offer, is instituted or "threatened." Please disclose the objective standard for determining whether any action, proceeding, or litigation is threatened. In this regard, please disclose the objective standard for when any

statute, rule, regulation governmental order, or injunction shall have been "proposed" or "deemed applicable" to the exchange offer. Finally, please disclose the objective standard for determining if a statute, rule, regulation, governmental order, or injunction would "restrain" or "delay" completion of the exchange offer.

The Transactions, page 35

8. We note your response to comment 23 in our letter dated June 23, 2007. Please disclose in your The Acquisition subsection that you completed the acquisition so that your sponsor could acquire an 80% interest in your business. Also, in your The 2006 Refinancing and The 2006 Recapitalization subsections, in addition to, or instead of, stating that the "net proceeds from that offering have been used to" take certain actions, please state the reasons you engaged in those transactions initially.

Management's Discussion and Analysis of Financial Condition and Results…, page 46

Results of Operations, page 52

9. We note you responses to comments 29 through 31 in our letter dated June 28, 2007. Additionally, please address the following:

- In the first paragraph on page 53, you state that during the initial stage of implementing your new, integrated information system, you "encountered replenishment difficulties" and the "situation is being addressed." Please disclose these difficulties and how you are addressing the situation.

- In the Cost of Sales subsection on page 54, you state that the improvement in margin was driven by improved sourcing and favorable foreign exchange rates, but that it was offset by higher transportation costs to service your western Canada stores. Please disclose and quantify the reason or reasons that you encountered higher transportation costs to western Canada.

- In your discussion of sales on pages 54 and 56, you disclose that your comparable store sales increase was driven by an increase in store traffic and an increase in average transaction size. Please quantify, to the extent practicable, the impact that these drivers had on sales. Also, please quantify the dollar increase in comparable store sales and the incremental effect of the stores opened in the prior year on page 54.

Liquidity and Capital Resources, page 58

Operating Activities, page 58

10. We note your response to comment 34 in our letter dated June 28, 2007. In this subsection, you state that during fiscal year 2008 there could be "some adjustments" in the inventory growth rate as a result of the implementation of the new ERP system. Please discuss these adjustments and the effect they could have on the inventory growth rate.

Litigation and Contingencies, page 63

11. We note your response to comment 36 in our letter dated June 28, 2007. Please disclose, if true, that although Framecraft Ltd. has asked you to cease selling Framecraft products and has made threats of litigation, no proceedings have been instituted yet against you.

Business, page 66

12. We note your response to comment 37 in our letter dated June 28, 2007. Please provide us with the ACNielsen report you reference in your response. Also, please provide us with a basis for your belief that you are a leader in international sourcing. Finally, please disclose in your document the information in the last two paragraphs of your response and include your table.

Compensation Discussion and Analysis, page 76

13. We note your response to comment 46 in our letter dated June 28, 2007. In this section, please disclose that you have no formal policy for the allocation between elements of your executive officers' compensation. If you believe you have disclosed this information already, please tell us where in your document the information is located.

Annual Bonus, page 76

14. We note your response to comment 48 in our letter dated June 28, 2007. In that response, you state that you have no quantitative targets to be achieved by your named executive officers for them to earn annual bonuses. Therefore, please discuss how it was determined that Larry Rossy was eligible to receive a target bonus of 200% of his base salary. Also, please discuss how you determined the bonuses awarded to the named executive officers disclosed in your Summary Compensation Table for Fiscal Year 2007.

Principal Stockholders, page 83

15. We note your response to comment 54 in our letter dated June 28, 2007. We reissue the comment. By analogy please see Interpretation 1.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

Description of Notes, page 89

16. We note your response to comment 55 in our letter dated June 28, 2007. In this section, although you must describe the securities in your offering, a complete legal description of these securities is not required. Therefore, please revise this section to outline briefly the matters required by Item 202 of Regulation S-K.

Financial Statements, page F-1

17. Please update your unaudited interim financial statements in accordance with Rule 3-12 of Regulation S-X. Likewise, please update financial information presented throughout the filing through the most recent balance sheet date.

18. We note your response to comment 64 in our letter dated June 28, 2007. In that response, you state that you included Schedule I as required by Rule 5-04 of Regulation S-X. However, it does not appear that the condensed financial information of the partnership is included in the filing. Please revise or advise.

Exhibit 5.1

19. We note your response to comment 68 in our letter dated June 28, 2007. In the fourth and fifth paragraphs of the opinion from Ropes & Gray LLP, counsel states that it is relying on the opinions of Stikeman Elliott LLP and Stewart McKelvey Stirling Scales that were "dated the date hereof." However, the date of the Ropes & Gray's opinion, September 4, 2007, does not match the dates of the other two opinions, August 31, 2007. Therefore, if true, please have Ropes & Gray revise its opinion to make clear that it is relying on the opinions dated August 31, 2007.

Exhibits 5.2 and 5.3

20. Additionally, we note that Stikeman Elliott LLP and Stewart McKelvey Stirling Scales have dated their opinions as of August 31, 2007, as opposed to the date of effectiveness of your registration statement. In this regard, we note that these counsels have limited their opinions to the date of the opinions instead of the date of effectiveness. Therefore, please have these counsels re-file and date their opinions on the date of effectiveness or have them revise the following portions of

their opinions to reflect the opinions' accuracy as of the date of effectiveness and not as of the date of the opinions themselves:

- Please have Stikeman Elliott revise its third assumption and have Stewart McKelvey revise its fourth assumption to state that the certificate of attestation and certificates of status continue to be accurate as of the date of effectiveness of your registration statement.

- Please have Stikeman Elliott and Stewart McKelvey revise their opinions to state that their opinions are limited to the laws of the Provinces of Québec and Nova Scotia, respectively, and the federal laws of Canada as of the date of effectiveness of your registration statement.

- Please have Stikeman Elliott remove the second paragraph of its Law section or revise that paragraph to state that its opinions do not take into account any changes in the law, and it is under no obligation to update or advise of any changes, after your registration statement's effectiveness date.

21. We note your response to comment 71 in our letter dated June 28, 2007. Please remove the term "solely" from each opinion's second-to-last paragraph.

Form 10-K for Fiscal Year Ended February 4, 2007

22. We note your responses to comments 74, 75, 80, 82, and 83 in our letter dated June 28, 2007. You must file your revised Annual Report on Form 10-K for the year ended February 4, 2007 before your registration statement will be declared effective.

Item 8. Financial Statements and Supplementary Data, page 29

Consolidated Statements of Cash Flows, page 34

23. We note your response to comment 78 in our letter dated June 28, 2007. We believe that the statements of cash flows are important to users of the financial statements. Given the importance of these statements and the quantitatively material change to operating cash flows, we believe that the revisions represent a correction of an error in previously issued financial statements. Please revise to disclose the restatement, the nature of the classification errors, and effect of the corrections on each financial statement line item in accordance with paragraph 26 of SFAS 154, and please label the appropriate column as "restated." Also, please have your auditors revise their audit report to refer to the restatement and the related footnote disclosure. See Codification of Auditing Standards Section 420.12.

Form 10-Q for Fiscal Quarter Ended May 6, 2007

    24. We note your response to comment 84 in our letter dated June 28, 2007. You must file your revised Quarterly Report on Form 10-Q for the quarter ended May 6, 2007 before your registration statement will be declared effective.

Form 10-Q for Fiscal Quarter Ended August 5, 2007

    25. Please revise to address the comments above, as applicable.

               *   *   *   *   *   *

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

                                                      Sincerely,

                                                       H. Christopher Owings
                                                       Assistant Director

cc: Joel F. Freedman, Esq.
        Ropes & Gray LLP
        Via Facsimile